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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

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1.   Name and Address of Reporting Person*

Wiederhorn,                          Andrew               A.
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   (Last)                           (First)             (Middle)

1410 SW Jefferson Street
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                                    (Street)

Portland                             OR                  97201
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Fog Cutter Capital Group Inc. (FCCG)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Statement for Month/Year

October 2001
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Chairman, CEO, Secretary, Treasurer
          -----------------------------------
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                               4.                                           6.
                                                               Securities Acquired (A) or      5.           Owner-
                                                  3.           Disposed of (D)                 Amount of    ship
                                                  Transaction  (Instr. 3, 4 and 5)             Securities   Form:     7.
                                    2.            Code         ------------------------------- Beneficially Direct    Nature of
1.                                  Transaction   (Instr. 8)                   (A)             Owned at End (D) or    Indirect
Title of Security                   Date          ------------                 or              or Month     Indirect  Beneficial
(Instr. 3)                          (Month/                                                    (Instr. 3    (I)       Ownership
                                     Day/Year)     Code     V      Amount      (D)    Price    and 4)       (Instr.4) (Instr. 4)
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


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Common Stock                                                                                     50,000     D
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Common Stock                        10/17/01       P               10,080       A     $3.50     629,255     I         By Spouse (1)
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Common Stock                                                                                    100,000     I         By LP(1)(2)
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Common Stock                                                                                     13,826     I         By LLC(1)(3)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                                                      (Over)
                                                             SEC 1474 (3-99)

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


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                   2.                                                                                     Deriv-    of
                   Conver-                    5.                               7.                         ative     Deriv-   11.
                   sion                       Number of                        Title and Amount           Secur-    ative    Nature
                   or                         Derivative     6.                of Underlying     8.       ities     Secur-   of
                   Exer-             4.       Securities     Date              Securities        Price    Bene-     ity:     In-
                   cise     3.       Trans-   Acquired (A)   Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                   Price    Trans-   action   or Disposed    Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                 of       action   Code     of(D)          (Month/Day/Year)           Amount   ative    at End    In-      ficial
Title of           Deriv-   Date     (Instr.  (Instr. 3,     ----------------           or       Secur-   of        direct   Owner-
Derivative         ative    (Month/  8)       4 and 5)       Date     Expira-           Number   ity      Month     (I)      ship
Security           Secur-   Day/     ------   ------------   Exer-    tion              of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)         ity      Year)    Code V    (A)     (D)   cisable  Date      Title   Shares   5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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Stock Options      $4.53    9/30/99   A        630,000      (4)       9/30/99   Common   630,000   $4.53    630,000    D
(right to buy)                                                                  Stock
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Call Options       $3.40    10/16/01  P        1,009,954    10/16/01  1/15/02   Common  1,009,954  $0.10(5)  1,009,954  D
(right to buy)                                 (5)                              Stock   (5)                 (5)
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
Explanation of Responses:

(1) The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial wner of said securities for purposes of Section 16 or for any other purpose.

(2) These securities are held by TTMM, LP, a partnership controlled by the spouse of the Reporting Person.

(3) These securities are held by WM Starlight Investments, LLC, a limited liability company. The Reporting Person's spouse is the managing member and majority owner of WM Starlight Investments, LLC.

(4)  Vest 1/4 per year.

(5) On October 16, 2001, the Reporting Person entered into a series of separate but substantially identical Put/Call Option and Voting Agreements with each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, the Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (each a Stockholder, and collectively, the "Stockholders"). Pursuant to each Put/Call Option and Voting Agreement, each Stockholder granted to the Reporting Person a call option to purchase all of the shares of Common Stock held by such Stockholder, numbering 1,009,954 in the aggregate at $3.40 per share (subject to adjustment as provided in the Put/Call Option and Voting Agreements). In consideration for granting the call option to the Reporting Person, the Reporting Person paid to each Stockholder $0.10 per share. Pursuant to the Put/Call Option and Voting Agreement, the Registrant granted each Stockholder a conditional put option to sell to the Registrant all of the shares of Common Stock held by such Stockholder, numbering 1,009,954 in the aggregate at $3.40 per share (subject to adjustment as provided in the Put/Call Option and Voting Agreement) in the event that the Company redeems, repurchases or otherwise acquires any shares of the Common Stock other than by means of a redemption, repurchase or acquisition available to the Stockholder on terms at least as favorable to the Stockholder as the most favorable terms available to the other stockholders of the Company. As a result of the Put/Call Option and Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of the 1,009,954 shares of Common Stock held by the Stockholders. The Reporting Person disclaims beneficial ownership of the 1,009,954 shares of Common Stock held by the Stockholders, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of said securities for purposes of Section 16 or for any other purpose.



  /s/ Andrew A Wiederhorn                                      11/12/01
--------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient.

       See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number


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